Exhibit 99.2

GOLDEN STAR RESOURCES LTD.

c/o 333 Bay Street, Suite 2400

Toronto, Ontario, M5H 2T6

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual and Special Meeting (the “Meeting”) of shareholders of Golden Star Resources Ltd. (“Golden Star” or the “Company”) will be held at 11 a.m. (Eastern Time) on Thursday, May 7, 2020, in the Huron/Escarpment Boardrooms at the offices of Fasken Martineau DuMoulin LLP, 333 Bay Street, Suite 2400, Bay Adelaide Centre, Toronto, Ontario, Canada, M5H 2T6, for the following purposes:

1.	to receive the audited financial statements of the Company, together with the auditors’ report thereon, for the year ended December 31, 2019;
2.	to elect the directors of Golden Star until the next annual general meeting of the shareholders of Golden Star;
3.	to appoint PricewaterhouseCoopers LLP as auditors of the Company for the ensuing year and to authorize the directors to fix the auditors’ remuneration;
4.	to consider and, if deemed advisable, pass, with or without variation, a resolution (i) approving the Company’s U.K. Performance Share Unit Plan (the “U.K. PSU Plan”), (ii) approving 4,714,484 common shares that will be set-aside, allotted and reserved for issuance upon the exercise of performance share units granted under the U.K. PSU Plan and (iii) ratifying the prior grant by the Company of 1,409,236 performance share units under the UK PSU Plan;
5.	to consider and, if deemed advisable, pass, with or without variation, a non-binding advisory resolution on Golden Star’s approach to executive compensation; and
6.	to transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

This year, out of an abundance of caution, to proactively deal with the unprecedented public health impact of coronavirus disease 2019, also known as COVID-19, and to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders, we would ask that shareholders participate via live audio webcast by calling 1-844-426-4405, meeting number (access code): 804 849 843. Shareholders who wish to attend the meeting in-person will have equal opportunity to do so.

Golden Star’s Board of Directors has fixed March 11, 2020 as the record date (the “Record Date”) for determining shareholders entitled to receive notice of and to vote at the Meeting and at any postponement or adjournment thereof. Only holders of Golden Star common shares (“Common Shares”) as at the close of business on the Record Date will be entitled to have their votes counted at the Meeting.

Shareholders may attend the Meeting in person. However, whether or not you plan to personally attend the Meeting, please complete, sign, date and return the enclosed proxy. Sending your proxy will not prevent you from voting in person at the Meeting. All proxies completed by registered shareholders must be returned:

(i)	in the case of Common Shares which are registered on the books of the Company for trading on the Toronto Stock Exchange or on the NYSE American (a shareholder whose Common Shares are so registered will receive an envelope that accompanies this Circular bearing the following address), to Attention: AST Trust Company (Canada), P.O. Box 721, Agincourt, Ontario, Canada, M1S 0A1; or

(ii)	in the case of Common Shares which are registered on the books of the Company for trading on the Ghana Stock Exchange (a shareholder whose Common Shares are so registered will receive an envelope that accompanies this Circular bearing the following address), to Attention: The Registrar, GCB Bank Limited, Share Registry, Head Office, P.O. Box 134, Accra, Ghana.

To be effective, proxies must be received prior to 5:00 p.m. (Eastern Time) on Tuesday, May 5, 2020 or, if the Meeting is postponed or adjourned, by no later than 48 hours (excluding Saturdays, Sundays and holidays in the Province of Ontario) prior to the reconvening of such postponed or adjourned meeting.

The Company has elected to use the notice-and-access rules (“Notice and Access”) under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 – Continuous Disclosure Obligations for distribution of the Meeting materials to shareholders of the Company. Notice and Access is a set of rules that allows issuers to post electronic versions of its proxy-related materials on SEDAR and on one additional website, rather than mailing paper copies to shareholders.

The Circular, this Notice of Meeting (the “Notice of Meeting”), the form of proxy, the voting instruction form and the Company’s annual audited consolidated financial statements for the year ended December 31, 2019 and the related management’s discussion and analysis of financial condition and results of operations (collectively, the “Meeting Materials”) are available at http://www.gsr.com/noticeandaccess and under the Company’s profile on SEDAR at www.sedar.com. Shareholders are reminded to review the Meeting Materials before voting.

Shareholders may obtain paper copies of the Meeting Materials, or obtain further information about Notice and Access, by contacting the Company’s transfer agent, AST Trust Company (Canada) (“AST”), toll free at 1-888-433-6443 or by email at fulfilment@astfinancial.com. A request for paper copies should be received by AST by April 24, 2020 in order to allow sufficient time for the shareholder to receive the paper copy and return the proxy by its due date.

If you are a registered shareholder of the Company, accompanying this Notice of Meeting is a form of proxy. If you do not expect to attend the Meeting in person, please complete and sign the enclosed form of proxy and return for receipt by no later than 5:00 p.m. (Eastern Time) on Tuesday, May 5, 2020. If you receive more than one proxy form because you own Common Shares registered in different names or addresses, each proxy form should be completed and returned.

If you are a non-registered shareholder, accompanying this Notice of Meeting are a voting instruction form and a supplemental mailing list return card for use by non-registered shareholders who wish to receive the Company’s financial statements. If you receive these materials through your broker or another intermediary, please complete and sign the materials in accordance with the instructions provided to you by such broker or other intermediary.

Dated at Toronto, Ontario, this 12th day of March 2020.

BY ORDER OF THE BOARD OF DIRECTORS
By:	“Andrew Wray”
Andrew Wray
President and Chief Executive Officer